Exhibit 99.4

ZenaTech’s Spider Vision Sensors Ltd. Signs Partnership Agreement for Blue UAS and NDAA Compliant AI Drone Cameras for US Defense

(Toronto, Ontario, December 03, 2024) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions and enterprise SaaS (Software-as-a-Service) solutions, announces that its Taiwan-based Spider Vision Sensors Ltd. subsidiary has signed a partnership agreement with Suntek Global, a Taiwan-based certified electronics manufacturer of vision systems, to collaborate on design and manufacturing of Blue UAS (Unmanned Aerial Systems) and National Defense Administration Act (NDAA) compliant cameras to be embedded into its ZenaDrone’s products for the US Defense branches and NATO.

The two companies will collaborate on camera design, features, testing and manufacturing, initially for a 25-megapixel camera to be used in the ZenaDrone IQ Series of indoor/outdoor drones. The first camera for the IQ Nano drone is expected to be ready to ship in a matter of weeks. This will be followed by collaboration on NDAA-compliant AI drone cameras to be incorporated into ZenaDrone 1000 drones designed for defense organizations for surveillance, reconnaissance, logistics and tactical missions.

“Our partnership with Suntek Global will help innovate the development of our NDAA-compliant AI drone cameras while also jump-starting the work of our new Taiwan manufacturing office. Suntek’s experience working with Blue UAS certified drone providers and having their own OEM products on this list, combined with their local market supplier knowledge, will be an asset to our team as we build our operations to manufacture and sell our drone solutions to US Defense, NATO, and commercial users,” said CEO Shaun Passley, Ph.D.

“Our team at Suntek Global thrives on collaborating with forward-thinking companies that are committed to pushing the boundaries of technology. We are thrilled to partner with ZenaTech in developing an advanced embedded vision solution for their innovative ZenaDrone IQ Series.” said Managing Partner, Jason Ray.

The Blue UAS program is a stringent government approved supplier list of drone companies that wish to do business with the US Department of Defense (DoD); suppliers must meet strict NDAA cyber security and supply chain sourcing requirements.

The IQ Nano is a compact 10x10-inch drone currently being tested to autonomously scan barcodes and map storage spaces, greatly reducing time and labor associated with manual stock counts. The finished cameras are expected to be shipped from Taiwan to

ZenaDrone’s current production facility in UAE, to be embedded into the IQ Nano drone solutions.

ZenaTech recently confirmed that all of ZenaDrone’s electrical components and supply chain will comply with NDAA standards. ZenaDrone previously completed paid trials with both the US Airforce and US Naval Research using its drones for carrying critical cargo -- such as blood -- in the field. Zenadrone plans to open a manufacturing facility to produce US DoD drones in Phoenix, Arizona where it currently has an office.

ZenaTech recently announced the opening of its first Asian office, Spider Vision Sensors, to manufacture drone sensors and components such as LiDAR (Light Detection and Ranging), thermal, infrared, and multi-spectral sensors, cameras, and PCBs (Printed Circuit Boards) to integrate with ZenaDrone multifunction drones. Taiwan was selected due to its size and skills as an electronics hub, and the availability of low-cost alternative components versus those from China.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drone solutions and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and field service processes. With over 100 enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies and cost savings. The company operates through seven offices in North America, Europe, and UAE, and a growing global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business and government drone solutions that can incorporate machine learning software, AI, predictive modeling, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has evolved to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, and process automation applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and for critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

About Suntek Global:

Suntek Global, founded in 2001, is an ISO9001 certified electronic manufacturer of tailored thermal and visible imaging vision solutions. They understand that most innovative embedded vision solutions do not demand large-scale manufacturing. Therefore, Suntek Global’s combination of precision engineering processes with cost-effective manufacturing practices, enables the delivery of high-quality, specialized electronic devices without the traditional constraints of scale. This agile approach to high-mix/low-volume (HMLV) manufacturing allows Suntek Global to effectively cater to the precise needs of clients across industries such as drones, robotics, security, and aerospace. Suntek Global has cost-effectively produced more 100+ highly customized, NDAA compliant thermal and visible imaging embedded vision systems for clients around the globe (www.suntekglobal.com).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.